MAIL STOP 3561
      January 27, 2006

Rudy Wilson, Chief Executive Officer
Asia Automotive Acquisition Corporation
401 South Old Woodward, Ste. 450
Birmingham, MI 48009

      Re:	Asia Automotive Acquisition Corporation
   Amendment No. 2 to Registration Statement on
   Form S-1
   Filed December 21, 2005
   File No. 333-127755

Dear Mr. Wilson,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Fee Table

1. We note the increase in the amount being registered in this offering. The new registration fee should only apply to the shares added to the registration statement. The old registration fee would still apply to the shares initially included in the registration statement.

General

2. We note the disclosure throughout your registration statement that
you would be required to convert to cash up to approximately
19.99%
of the common stock sold in this offering. Please clarify whether the company may structure or consummate a business combination in which less than 19.99% of the IPO shareholders will be able to convert for the business combination to still go forward.

Prospectus Cover Page

3. We note that the underwriters have agreed to defer "additional" fees equal to three percent of the gross proceeds of this offering.
It would appear that the table and accompanying footnotes on this page require revision to clarify the actual economic impact of the underwriters` compensation arrangement. In the table, revise to disclose the full underwriting discount, as the deferred amount will not go towards the company or its efforts to acquire an operating business. Instead, in the footnote clarify that, of the amount disclosed, a portion is deferred and quantify that portion.
Please
revise the third column of the table to quantify the actual proceeds that will belong to the company for its use.

Prospectus Summary, page 1

4. On page three, we note that there will be $32,028,000 placed in the trust account. Please revise to clarify here if that includes the deferred underwriters` compensation.

5. On page four, please revise to disclose the minimum public shareholders would receive if they decide to redeem their shares or if liquidation occurs.

6. The disclosure on page four that states that your existing stockholders will not have redemption rights except for "shares purchased by them in the offering or aftermarket." Please revise to reconcile that with the disclosure that they will vote all shares regardless when acquired in accordance with the vote by the majority of the public shareholders.

Risk Factors, page 7

7. Please revise risk factor four to discuss the number of similarly structured blank check companies that are currently in the registration process.

8. We note that the reference to 28,456 authorized but unissued shares of common stock in risk factor seven on page nine appears to be erroneous. Please revise your disclosure accordingly.

9. We note your response to prior comment five of our letter dated November 21, 2005. We also note the revision in risk factor 13 that in the event that you have excess expenses, management believes "they are likely to be insignificant as compared to" the funds not held in trust. It is not apparent how the comparison of the proceeds contributed by investors and any excess expenses is relevant considering the conflict being addressed by the risk factor is that associated with management`s expenses and not those of investors. Please revise to clarify your disclosure.

10. We note your response to prior comments 6 and 11. We also note that you have decreased the amount of funds not held in trust and still continue to believe that you have enough funds not held in trust to carry out an acquisition. You have substantiated your belief by revising to disclose that you have analyzed similar blank check companies and that you are relying upon management`s experience. Please revise to disclose if the other blank check companies are in the same industry and have already acquired their targets. Also, you revise to include the additional disclosure regarding management`s experience in dealing with companies in the automotive industry in the past and how such experience provided them with insights regarding size and other similar information. It is not clear how their experience relates to their ability to estimate the cost associated with acquiring a company. Please clarify if management has been involved in the raising pools of money having done no research and having no targets, and proceeding to perform a search with a defined amount time.

11. We note the removal the blue sky related disclosure in this section and the underwriting section. Please advise why such disclosure is no longer material.

Management`s Discussion and Analysis, page 26

12. We note your response to prior comment 13 and the revision regarding management`s experience in researching, locating and negotiating joint ventures. The revised disclosure does not appear to substantiate your belief that you will not need to raise additional funds to meet the requirements of an operating business.
Your revised disclosure also appears to imply that companies of similar size have similar cash requirements. If that is the implication you intend to make, please substantiate it. Also, in making your revision, address your belief taking into account that you have not begun your search for a target company.

Proposed Business, page 28

13. Please provide the citation for the source for each bullet point on page 28.

14. We note that you anticipate that target companies will be introduced to you by Asia Development Capital LLC. Please revise to discuss how Asia Development Capital LLC will conduct your search for a target business. Also, under the caption "sources of target businesses" on page 29, please revise to affirmatively state, if true, that Asia Development Capital LLC will not receive any consideration for introducing you to potential targets.

15. We note that Asia Development Capital LLC is an automotive business consulting and investment management firm. Please revise to further discuss Asia Development Capital LLC`s business as it appears they will play a significant role in your business plans. Also, clarify if Asia Development Capital LLC could introduce you to their clients as part of their consulting and investment management activities.

Management, page 38

16. Please disclose the nature of Mr. Herren`s association with General Motors.

Principal Stockholders, page 42

17. It is unclear why the entire amount of common stock held by Asia
Development Capital LLC is not allocated to the control persons.

18. We note your response to prior comment 33. It is not clear if you intend to rely upon the Division of Market Regulation`s letter to
Key Hospitality (October 12, 2005).  Please advise.

19. We note your response to prior comment 35. The comment is currently under review and we may have additional comments.

Note 5 - Commitments and Related Party Transactions, page F-9

20. We note your response to prior comment 37 and have the
following
additional comments regarding the UPO:
* Please revise your disclosure to state that the UPO will be issued
upon the completion of the proposed offering, and that the UPO will
not be issued if the offering is not consummated.
* Please reconcile your disclosures regarding the UPO on pages 27,
51
and F-9. For example, we note that a valuation of $968,717 and a risk-free interest rate of 3.77% are disclosed on page 27, while on pages 51 and F-9, a valuation of $1,088,568 and a risk-free interest rate of 4.45% are disclosed.
* Please revise your disclosures regarding the expected life of the
UPO on pages 27, 51 and F-9 to reflect the previous change from four years to five years. Note that in each case, the incorrect reference appears in the paragraph following the one in which the valuation is disclosed.
* Please file a revised Form of Unit Purchase Option agreement that includes all of the material terms of the proposed UPO. We note that the filed agreement incorrectly refers to a unit consisting of one share of common stock and two warrants, and that the exercise prices of the units and underlying warrants are not stated.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Carlton Tartar (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director

Cc:  	Paul Kavanaugh
	Fax #  248-645-2690

Rudy Wilson, Chief Executive Officer
Asia Automotive Acquisition Corporation
January 27, 2006
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